[LETTERHEAD OF CORDIA BANCORP INC.]

August 31, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Cordia Bancorp Inc.

Request for Withdrawal of Registration Statement on Form S-3

(File No. 333-197263)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) authorize the withdrawal of its Registration Statement on Form S-3 (SEC File No. 333-197263) (the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 3, 2014 and was declared effective on July 24, 2014. The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has entered into an agreement to be acquired by First-Citizens Bank & Trust Company effective August 31, 2016.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission. If you have any questions regarding this request, please contact Aaron M. Kaslow of Kilpatrick Townsend & Stockton LLP, legal counsel for the Registrant, at 202.508.5825.

Sincerely,

CORDIA BANCORP INC.

/s/ O.R. (“Ed”) Barham, Jr.
O.R. (“Ed”) Barham, Jr.
President and Chief Executive Officer

cc:	Aaron M. Kaslow, Kilpatrick Townsend & Stockton LLP